EXHIBIT 23(i)



                   Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our reports (a) dated January 31, 1997, with respect to the consolidated financial statements of Baldor Electric Company and affiliates incorporated by reference in its Annual Report (Form 10-K) for the year ended December 28, 1996, and the related financial statement schedule included therein and (b) dated June 17, 1997, with respect to the financial statements and schedules of the Baldor Electric Company Employees' Profit Sharing and Savings Plan (the "Plan") included in the Plan's Annual Report (Form 11-K) for the year ended December 31, 1996, filed with the Securities and Exchange Commission.

                       /S/  Ernst & Young LLP

Little Rock, Arkansas
August 6, 1997

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